Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MGP Ingredients, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-51849, 333-119860, and 333-137593) on Forms S-8 of MGP Ingredients, Inc. of our report dated September 10, 2009, with respect to the consolidated balance sheet of MGP Ingredients, Inc. and subsidiaries as of June 30, 2009, and related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows the year ended June 30, 2009, and Schedule II — Consolidated Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of June 30, 2009, which appears in the June 30, 2009 annual report on Form 10-K of MGP Ingredients, Inc.

/s/ KPMG, LLP

Kansas City, Missouri
September 10, 2009